September 24, 2007

(858) 646-8032

Via EDGAR and U.S. Mail

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington, D.C.  20549-0309
Attention:  Mr. Jim B. Rosenberg: Mail Stop 03-09

Re:	Quidel Corporation
Form 10-K for the fiscal year ended 12/31/2006, filed 3/14/2007
File No. 000-10961

Ladies and Gentlemen:

On behalf of Quidel Corporation (the “Company”) and as a follow up to the Company’s response letter dated August 29, 2007 and our conversation on September 19, 2007, we hereby acknowledge the following:

•      The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions regarding this filing to me at the number above. Thank you for your assistance.

Very truly yours,

/s/ John M. Radak

John M. Radak
Chief Financial Officer
Quidel Corporation

cc:	Caren L. Mason—Quidel Corporation